Exhibit 12. Statement re computation of ratios

TORCHMARK CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Earnings:
Pre-tax earnings	$147,057	$105,631	$433,760	$468,667
Fixed charges	40,758	33,812	109,142	100,183

Earnings before fixed charges	$187,815	$139,443	$542,902	$568,850

Fixed charges:
Interest expense*	20,149	15,380	50,455	46,117
Amortization of bond issue costs	194	127	468	380
Interest credited for deposit products	20,013	17,874	57,098	52,372
Estimated interest factor of rental expense	402	431	1,121	1,314

Total fixed charges	$40,758	$33,812	$109,142	$100,183

Ratio of earnings to fixed charges	4.6	4.1	5.0	5.7

Rental expense	$1,218	$1,305	$3,398	$3,983
Estimated interest factor of rental expense (33%)	$402	$431	$1,121	$1,314

*	There was no interest capitalized in any period indicated.